Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, New Jersey 07066

May 24, 2024

Via Edgar

Ms. Kristin Lockhead

Ms. Jeanne Baker

Mr. Juan Grana

Ms. Abby Adams

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Achari Ventures Holdings Corp. I Amendment No. 3 to Registration Statement on Form S-4 Filed April 30, 2024 File No. 333-276422

Dear Commission Staff:

Achari Ventures Holding Corp. I (the “Company”, “Achari”, “we”, “our” or “us”) transmits herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement filed on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system related to Achari’s proposed business combination with Vaso Corporation (“Vaso”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 9, 2024 (the “Comment Letter”). For ease of reference, we have included the original comments received from Staff in the Comment Letter in bold text and italics, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 4 to Registration Statement on Form S-4

Risk Factors, page 49

1.	We reissue comment 4 in part. Please revise the risk factor to further describe the potential impact of required compliance with Rule 419 if your securities are delisted from Nasdaq.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 1 hereof.

The Business Combination Agreement

The Achari Board’s Reasons for the Approval of the Business Combination, page 110

2.	We note your disclosure on page 114 that “the Achari Board decided it would be prudent to inform the quantitative analysis they had performed with certain non-quantitative metrics which they deemed may also influence or otherwise inform a valuation of Vaso” including “(iv) the general belief that Vaso’s business would benefit from strengthening macro-economic and secular trends and (v) with respect to the landscape for potential business combinations generally, what the Achari Board considered to be an improving market view of such transactions in recent months.” Please revise to discuss the basis for these beliefs.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 2 hereof.

3.	We note your revised disclosure in response to comment 7 and reissue to comment. Please revise to provide the valuation analysis that supports Achari’s $176 million valuation for Vaso.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 3 hereof.

4.	We note the revised disclosure on page 126 in response to comment 8 and reissue the comment in part. Please revise to further discuss whether and to what extent Vaso’s lack of supporting evidence for the growth rates initially provided to Achari’s management team influenced the decision to recommend the business combination. Please also address what consideration the Achari board gave to the fact that Vaso’s financial advisor relied on these projections. Finally, please disclose the projections Achari received from Vaso, including the underlying material assumptions.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 4 hereof.

Background of the Business Combination, page 120

5.	We note your response to comment 14 and reissue the comment in part. You continue to state on page 127, “It is in the best interest of the Sponsor and Achari’s directors and officers to complete a business combination rather than liquidate Achari, which is not necessarily true for Achari’s Public Stockholders who may receive more value for their Public Shares as a result of the liquidation of Achari rather than through the Business Combination.” Please clarify how this is consistent with the Board’s resolution, as stated on page 110, that “(i) that the terms and conditions of the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of Achari and its stockholders” and its recommendation “that the Achari stockholders approve the transactions contemplated by the Business Combination Agreement and other proposals submitted to such stockholders.”

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 5 hereof.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Achari, page 169

6.	We note the added disclosure on page 171 that Achari and Vaso entered into the Vaso Working Capital Letter Agreement on April 18, 2024. Please include the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation M-A. Revise to clarify that amounts transferred as Unpaid SPAC Expenses will only increase the amount by which those expenses exceed what is permitted pursuant to the merger agreement (that Unpaid SPAC Expenses not exceed $4,500,000). Revise page 59 to clarify if it is the Sponsor and/or affiliates who will forgive the excess amounts to satisfy this condition, and if so, revise appropriate sections of the registration statement, including the risk factors and related party transactions, to disclose these additional measures the Sponsors and affiliates are taking to ensure aid the success of the merger, and the conflicts of interest involved in forgiving these excess expenses.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 6 hereof.

Market Price and Dividends of Securities, page 175

7.	Please revise this section to provide the information for both companies required by Item 201(a)(1) of Regulation S-K. Please refer to Item 14(d) of Form S-4.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 7 hereof.

Fairness Opinion of River Corporate, page 194

8.	We note your response to comment 10 and reissue the comment. As Vaso provided its Fairness Opinion from River to the Board and it is included in this document, please provide us with copies of the materials that relate to the analysis underlying the opinion, including any materials Vaso’s financial advisors prepared and shared with Vaso in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to Vaso’s board.

RESPONSE: The opinion provided in Amendment No. 3 of the Registration Statement erroneously stated that it relied on materials that were not publicly available. After consulting with River and after concluding that such opinion was erroneous, River provided a revised opinion clarifying that it only relied on publicly available information. Amendment No.4 now includes such opinion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vaso Critical Accounting Policies, Goodwill and Intangible Assets, page 201

9.	The revisions made in response to comment 17 indicate that you performed a quantitative assessment of goodwill as of December 31, 2023 for your NetWolves reporting unit. Please expand your disclosures to address the following:

●	Provide a detailed description of the method(s) used to determine the fair value of the reporting unit:

●	Disclose the quantified assumptions used in determining the fair value of the reporting unit and how such assumptions were determined; and

●	Explain how changes in key assumptions could impact your fair value determination.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 9 hereof.

10.	Your revised disclosures indicates that you obtained a fair value opinion from an outside valuation firm. Please tell us the nature and extent of the specialist’s involvement and whether you believe the specialist was acting as an expert as defined under Section11(a) of the Securities Act of 1933 and Section Section 436(b) of Regulation C, such that you must disclose the name of the specialist in the Form S-4 and provide a consent from the specialist. If you conclude the specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify.

RESPONSE: In response to the Staff’s comment, the Company notes that the outside valuation firm that provided the fair value opinion, prepared such report in the quantitative assessment of goodwill as of December 31, 2023, for one of Vaso’s reporting units. The assessment was conducted in connection with the preparation of Vaso’s annual report for the year ended December 31, 2023.

We respectfully submit that the third-party provider of the opinion is not “expert” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933 provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the third party provider is not among the class of persons subject to Section 7 and Rule 436 as “expert” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Vaso has updated the disclosure in the Amendment to more accurately state that Vaso’s management performed the quantitative assessment of goodwill and in doing so considered the fair value opinion. Accordingly, the Company believes that the third party provider should not be considered “experts” within the meaning of the federal securities laws in line with the guidance relating to disclosures on the use of experts in Securities Act Statements as stated in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from the fair value opinion included in the Registration Statement was prepared in connection with Vaso’s audited financial statements required to be included in its annual report on Form 10-K and not specifically for use in the Registration Statement. As a result, the Company respectfully submits that the third party provider of the opinion is not an expert for purposes of Rule 436 and thus a consent of such parties is not required to be filed as an exhibit.

11.	As a related matter, we see that you performed a qualitative analysis of the FGE reporting unit and “concluded a goodwill impairment charge was not warranted.” Revise to disclose, if true, that it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is not less than its carrying amount, including goodwill, as stated in ASC 350-20-35-3.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 11 hereof.

General

12.	We note your response to comment 1 and reissue the comment in part. Please further revise your cover page disclosure to briefly discuss the Nasdaq deficiency that resulted in the trading suspension of Achari’s securities. Please also discuss the uncertainty around the timing of the Nasdaq review and appeal process.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 12 hereof.

13.	We note your response to comment 2 and reissue the comment. Please revise proposal 3 to provide separate binding votes on each of the (1) proposal to reclassify all of the outstanding shares of Achari’s common stock, including the creation of Class A Common Stock and Class B common stock, and (2) the increase in authorized common stock from 100,000,000 shares of common stock pre-Business Combination to 110,000,000 shares of common stock post-Business Combination (which shall be divided into 100,000,000 authorized shares of Class A common stock and 10,000,000 authorized shares of Class B common stock), or provide us your analysis on why the two need not be separate votes.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that our disclosure has been revised in accordance with Comment 13 hereof.

14.	We note from the risk factor on page 54 that Achari’s securities were suspended from trading on Nasdaq on April 9, 2024 “as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards.” We also note that you have not filed any reports pursuant to the Exchange Act disclosing this suspension. Please provide your analysis explaining why you are not required to file a current report on Form 8-K disclosing the suspension as a result of the delisting determination.

RESPONSE: We note the Staff’s comment and respectfully submit that after review of the Nasdaq Listing Rules and per the guidance of Donohoe Advisory Associates LLC, the Company’s outside advisor with respect to certain listing and stock exchange matters, the Company concluded that an obligation to file a current report on Form 8-K disclosing the enactment of the suspension was not required. The Company notes that Nasdaq Rule 5250 (Obligations for Companies Listed on The Nasdaq Stock Market) poses a specific 8-K filing obligation which is triggered upon the listed company’s receipt of a Notification of Deficiency, which the Company respectfully submits the delisting determination notice received from Nasdaq, and referenced in the disclosure cited above, does not constitute. The Company also notes that Nasdaq Rule 5250(2)(b)(1) requires that “…a Nasdaq-listed Company shall make prompt disclosure to the public through any Regulation FD compliant method (or combination of methods) of disclosure of any material information that would reasonably be expected to affect the value of its securities or influence investors’ decisions” and that the prompt disclosure regarding the matter included by the Company in the Company’s Amendment No. 2 to the Registration Statement on Form S-4 filed by the Company on April 9, 2024, which was within two business days of receiving the above described communication from Nasdaq, constituted sufficient compliance with such Nasdaq rule. The Company further reviewed Item 3.01 of Form 8-K and concluded that the communication received, in which Nasdaq did not specify that it had at that time submitted an application under Exchange Act Rule 12d2-2 to delist the Company’s securities or had otherwise taken all necessary steps under its rules to delist the security, further supported the Company’s conclusion that a Form 8-K filing obligation had not been triggered.

Thank you for your assistance in this matter. Please contact the undersigned or Achari’s counsel with any questions or further comments.

Sincerely,

/s/ Vikas Desai
Name:	Vikas Desai
Title:	Chief Executive Officer

cc:	Kristin Lochhead, Commission
Jeanne Baker, Commission Juan Grana, Commission Abby Adams, Commission